Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2007

Lawrance W. McAfee
Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

Re: U.S Physical Therapy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-11151

Dear Mr. McAfee:

    We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim Atkinson
                                    Accounting Branch Chief